UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A-5
                                  RULE 13E-100

                         RULE13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                MACTARNAHAN PORTLAND BREWING COMPANY VOTING TRUST
                             ELECTRA PARTNERS, INC.
                         KARBAN DEVELOPMENT CORPORATION
                         MACTARNAHAN LIMITED PARTNERSHIP
                        HARMER MILL & LOGGING SUPPLY CO.
                              ROBERT M. MACTARNAHAN
                              R. SCOTT MACTARNAHAN
                                CHARLES A. ADAMS
                                 PETER F. ADAMS
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   736 420 100
                      (CUSIP Number of Class of Securities)


 MacTarnahan Portland Brewing Company           Electra Partners, Inc.             Karban Development Corporation
             Voting Trust                 17675 SW Farmington Road, PMB #470     17675 SW Farmington Road, PMB #470
       11270 SW Lynnridge Avenue                  Aloha, Oregon 97007                    Aloha, Oregon 97007
        Portland, Oregon 97225                       503-591-8280                           503-591-8280
             503-644-5342



    MacTarnahan Limited Partnership        Harmer Mill & Logging Supply Co.             Robert M. MacTarnahan
       11270 SW Lynnridge Avenue               11270 SW Lynnridge Avenue              11270 SW Lynnridge Avenue
        Portland, Oregon 97225                  Portland, Oregon 97225                 Portland, Oregon 97225
             503-644-5342                            503-644-5342                           503-644-5342


         R. Scott MacTarnahan                      Charles A. Adams                        Peter F. Adams
       11270 SW Lynnridge Avenue            4047 SW Shattuck Road Portland,      3011 SW Nottingham Drive Portland,
        Portland, Oregon 97225                     Oregon 97221-3042                        Oregon 97201
             503-644-5342                            503-297-0373                           503-228-7002






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
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

                                   Copies To:
                         Frederick L. Bowman, President
                            Portland Brewing Company
                               2730 NW 31st Avenue
                             Portland, Oregon 97201
                                  503-226-7623

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if the filing fee is a final amendment reporting the results of the transaction.[ ]

                            CALCULATION OF FILING FEE

 TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
      $985,582.20                                              $124.87

         * Estimated maximum price obtained by multiplying (A) $0.10 by (B) the total number of shares of common stock owned by all shareholders of record immediately prior to the Reverse Split.

         **   Determined pursuant to Section 13(e) by multiplying $985,582.20 by
..0001267 ($126.70 per million).

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $197.12           Filing Party: Portland Brewing Company
Form or Registration No.: Schedule 13E-3    Date Filed: April 9, 2004
                          Schedule 13E-3/A-2            May 24, 2004







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
                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by The MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., Karban Development Corporation, MacTarnahan Limited Partnership, Harmer Mill & Logging Supply Co., Robert M. MacTarnahan, R. Scott MacTarnahan, Charles A. Adams, and Peter F. Adams (each a "Filing Person" and collectively, the "Filing Persons") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Rule 13e-3 thereunder. Portland Brewing Company ("Portland Brewing" or the "Company") is simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3. The purpose of this filing and the Company's simultaneous filing is to report the results of the 13E-3 transaction pursuant to Rule 13e-3(d)(3).

         On June 29, 2004, Portland Brewing filed with the Securities and Exchange Commission a definitive proxy statement under Regulation 14A of the 34 Act relating to a special meeting of the shareholders held on July 30, 2004 to approve and adopt an amendment to Portland Brewing's Articles of Incorporation to effect the following:

         (a) a 600,000-for-one reverse stock split of the Company's common stock (the "Reverse Split"); and

         (b) a cash payment of $0.10 per share for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split.

         The requisite majority of Portland Brewing's common shares represented at the meeting held on July 30, 2004 voted to approve the amendment to the Articles of Incorporation in order to enable Portland Brewing to "go private" by terminating registration of Portland Brewing's common stock under the 34 Act. Portland Brewing filed the amendment to the Articles of Incorporation with the Oregon Secretary of State to effect the Reverse Split on August 2, 2004. The Reverse Split has reduced the number of shareholders of the Company to less than 300, and Portland Brewing has filed a Form 15 with the Securities and Exchange Commission terminating the registration of Portland Brewing's common stock under Rule 12g-(4)(a)(1)(i) of the 34 Act.




















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
                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MACTARNAHAN PORTLAND BREWING COMPANY VOTING TRUST

                               By:      /s/ ROBERT M. MACTARNAHAN
                                        ----------------------------
                               Name:    Robert M. MacTarnahan
                               Title:   Trustee
                               Dated:   August 2, 2004



                               ELECTRA PARTNERS, INC.

                               By:      /s/ CHARLES A. ADAMS
                                        -----------------------------
                               Name:    Charles A. Adams
                               Title:   President
                               Dated:   August 2, 2004



                               KARBAN DEVELOPMENT CORPORATION

                               By:      /s/ CHARLES A. ADAMS
                                        -----------------------------
                               Name:    Charles A. Adams
                               Title:   President
                               Dated:   August 2, 2004



                               MACTARNAHAN LIMITED PARTNERSHIP
                               By : Harmer Mill & Logging Supply Co.
                               Its:  General Partner

                                        By: /s/ ROBERT M. MACTARNAHAN
                                           -----------------------------
                                        Name:    Robert M. MacTarnahan
                                        Title:   President
                                        Dated:   August 2, 2004















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
                               HARMER MILL & LOGGING SUPPLY CO.

                               By:      /s/ ROBERT M. MACTARNAHAN
                                        -----------------------------
                               Name:    Robert M. MacTarnahan
                               Title:   President
                               Dated:   August 2, 2004



                               ROBERT M. MACTARNAHAN

                               /s/ ROBERT M. MACTARNAHAN
                               -----------------------------
                               Dated:   August 2, 2004



                               R. SCOTT MACTARNAHAN

                               /s/ R. SCOTT MACTARNAHAN
                               -----------------------------
                               Dated:   August 2, 2004



                               CHARLES A. ADAMS

                               /s/ CHARLES A. ADAMS
                               -----------------------------
                               Dated:   August 2, 2004



                               PETER F. ADAMS

                               /s/ PETER F. ADAMS
                               -----------------------------
                               Dated:   August 2, 2004




















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